INCYTE CORPORATION

Experimental Station, Route 141 & Henry Clay Road

Building E336, Wilmington, DE  19880

(302) 498-6700

Telecopier:  (302) 425-2707

August 4, 2010

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Incyte Corporation
Form 10-K for the Fiscal Year ended December 31, 2009

Filed March 5, 2010

Schedule 14A

Filed April 9, 2010

File Number: 001-12400

Dear Mr. Riedler:

This letter sets forth the responses of Incyte Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated July 22, 2010.  To facilitate your review of the Company’s responses to the Staff’s comments, we have reproduced below the Staff’s comments followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1.  Business

License Agreements, page 9

1.                                       We note your discussion of collaboration and license agreements with Novartis and Eli Lilly starting on page 9. Please revise your description of these agreements to disclose the following information:

•                  The total potential milestone payments to be received under your collaboration agreement with Novartis;

•                  The total potential milestone payments to be received under your collaboration agreement with Eli Lilly; and

•                  The range of royalties within ten percent to be paid under the Novartis collaboration agreement.

Response:

The Company will include the requested disclosure with respect to the total potential milestones payments that may be received under the Company’s collaboration agreements with Novartis and Eli Lilly in Note 5 (“License Agreements”) of Notes to Condensed Consolidated Financial Statements included in Item 1 of Part I to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2010 (the “Form 10-Q”), expected to be filed on August 5, 2010.  The Company will also include the modified disclosure, updated as appropriate, under the heading “Item 1. Business — License Agreements” in its Annual Report on Form 10-K for the fiscal year ending December 31, 2010 (the “2010 Form 10-K”).

The discussions of the Company’s collaboration and license agreements with each of Novartis and Eli Lilly included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) under the heading “Item 1. Business — License Agreements” are substantially similar to the discussions of these agreements set forth in the notes to the Company’s financial statements included in its recent interim periodic reports, including the above-referenced Form 10-Q (differing only as to certain defined terms and numerical conventions).  The paragraphs set forth below set forth the substantive revisions made to these discussions in the Form 10-Q in response to the Staff’s comment. The revised discussion of the Eli Lilly agreement reflects the total potential milestone payments that the Company may be eligible to receive, as it received a milestone payment in the second quarter of 2010. Additions are indicated as underscored text and deletions are indicated by struck-through text.

Novartis

In November 2009, we entered into a Collaboration and License Agreement with Novartis International Pharmaceutical Ltd. Under the terms of the collaboration and license agreement, Novartis received exclusive development and commercialization rights outside of the United States to INCB18424 and certain back-up compounds for hematologic and oncology indications, including all hematological malignancies, solid tumors and myeloproliferative diseases. We retained exclusive development and commercialization rights to INCB18424 in the United States and in certain other indications. Novartis also received worldwide exclusive development and commercialization rights to our c-MET inhibitor compound INCB28060 and certain back-up compounds in all indications. We retained options to co-develop and to co-promote INCB28060 in the United States.

We received an upfront payment of $150.0 million in December 2009 plus an immediate $60.0 million milestone payment in January 2010 earned for the start of the Phase III study for INCB18424 in Europe. We may be eligible to receive future additional payments of up to approximately $1.1 billion if defined development and commercialization milestones are achieved and could receive tiered, double digit royalties on future INCB18424 sales outside of the United States. Each company is responsible for costs relating to the development and commercialization of the JAK inhibitor compound in its respective territories, with costs of collaborative studies shared equally. Novartis is responsible for all costs relating to the development and commercialization of the c-MET inhibitor compound after the initial Phase I clinical trial.

Lilly

In December 2009, we entered into a License, Development and Commercialization Agreement with Eli Lilly and Company. Under the terms of the Lilly agreement, Lilly received exclusive worldwide development and commercialization rights to INCB28050 and certain back-up compounds for inflammatory and autoimmune diseases. We received an initial payment of $90.0 million, and we may be eligible to receive ~~future additional~~ total payments of up to approximately $665 million based on the achievement of defined development, regulatory and commercialization milestones and could receive tiered, double digit royalty payments on future global sales with rates ranging up to 20% if the product is successfully commercialized.

The Company has previously disclosed, in its press release dated November 25, 2009 issued in connection with the Company entering into its collaboration agreement with Novartis, filed as an exhibit to the Company’s Form 8-K filed November 25, 2009, and in the 2009 Form 10-K, that it is eligible to receive “tiered, double-digit royalties” on future INCB18424 sales outside of the United States under the agreement with Novartis. The Company respectfully submits that this disclosure, together with the other information disclosed and made available concerning the Company’s collaboration agreement with Novartis, when analyzed in the context of descriptions of the Company’s business, financial condition and financial statements already included in the Company’s publicly filed materials, includes all information material to investors with respect to the Company’s collaboration agreement with Novartis. The Company filed an application with the Commission on March 5, 2010 (amended on April 12, 2010) for an order granting confidential treatment of certain portions of the Company’s collaboration agreement with Novartis, including specific royalty rates, which application was granted by the Commission on May 4, 2010, and respectfully submits that the Company should not be required to provide further detail concerning the range of royalties that may be paid, beyond the “tiered, double-digit royalties” disclosure the Company has previously provided and other information made available, for the reasons set forth therein. The Company further notes that Article XII of the agreement with Novartis sets forth certain confidentiality obligations concerning the terms of the agreement. In consultations with Novartis, the Company has reconfirmed that Novartis also believes that disclosure of further detail concerning the range of royalties that may be paid under the agreement could cause substantial competitive injury.

Patents and Other Intellectual Property, page 12

2.                                       We note your disclosure on page 12 that you have an established patent portfolio of owned or in-licensed patents and applications that relate to drug candidates, full-length genes and genomics-related technologies. Please revise your disclosure to include a more robust discussion of your material patents, including whether they are owned or licensed, which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted. See Item 101 (c)(1)(iv) of Regulation S-K for guidance.

Response:

The Company will include the following disclosure under Item 5 of Part II to the Form 10-Q for the purposes of updating its disclosure with respect to its material patents in response to the Staff’s comment and will include similar disclosure, updated as appropriate, under the heading “Item 1. Business — Patents and Other Intellectual Property” in the 2010 Form 10-K.  The Company notes supplementally to the Staff that the Company does not consider its patent portfolio relating to full-length genes and genomics-related technologies to be material to the Company’s current business, but that the discussion of that portfolio is included because the Company still receives a small amount of revenues under agreements referenced in that discussion. Additions to the disclosure included in the 2009 Form 10-K are indicated by underscored text, and deletions are indicated by struck-through text.

The disclosures contained under the heading “Patents and Other Intellectual Property” below supersede and replace the disclosures contained under the heading “Item 1. Business — Patents and Other Intellectual Property” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Patents and Other Intellectual Property

We regard the protection of patents and other enforceable intellectual property rights that we own or license as critical to our business and competitive position. Accordingly, we rely on patent, trade secret and copyright law, as well as nondisclosure and other contractual arrangements, to protect our intellectual property. We have established a patent portfolio of ~~owned or in-licensed~~ patents and patent applications owned by us that cover aspects of all our drug candidates~~, as well as other patents and patent applications that relate to full-length genes and genomics-related technologies obtained as a result of our past high-throughput gene sequencing efforts~~. The patents and patent applications relating to our drug candidates generally include claims directed to the drug candidates, methods of using the drug candidates, formulations of the drug candidates, pharmaceutical salt forms of the drug candidates, and methods of manufacturing the drug candidates. Our policy is to pursue patent applications on inventions and discoveries we believe that are commercially important to the development and growth of our business.   The following table sets forth the status of the patents and patent applications in the United States, the European Union, and Japan,

covering our drug candidates that have progressed into at least Phase II clinical trials:

Drug Candidate (Target)	Status of United States Patent Estate (Earliest Anticipated Expirations, Subject to Potential Extensions and Payment of Maintenance Fees)	Status of European Union and Japan Patent Estate (Earliest Anticipated Expirations, Subject to Potential Extensions and Payment of Maintenance Fees)
INCB18424 (JAK)	Granted and pending (2026)	Applications pending (2026)
INCB7839 (Sheddase)	Granted and pending (2024)	Applications pending (2024)
INCB28050 (JAK)	Applications pending (2026)	Applications pending (2026)
INCB13739 (HSD1)	Granted and pending (2025)	Applications pending (2025)

Patents extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage and the availability of legal remedies in the country.

We also have a patent portfolio of patents and patent applications owned by us that  relate to full-length genes and we have in-licensed patents to genomics-related technologies obtained as a result of our past high-throughput gene sequencing efforts.  We have a number of established patent license agreements relating to our gene patent portfolio and our genomics-related technology patent portfolio. We are presently receiving royalties and other payments under certain of our gene and genomics-related patent license agreements. Under our gene patent license agreements, we may in the future receive royalties and other payments if our licensees are successful in their efforts to discover drugs and diagnostics under these license agreements.

We may seek to license rights relating to technologies in connection with our drug discovery and development programs. Under these licenses, we may be required to pay up-front fees, license fees, milestone payments and royalties on sales of future products.

Although we believe our rights under patents and patent applications provide a competitive advantage, the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. We may not be able to develop patentable products or processes, and may not be able to obtain patents in the United States or elsewhere from pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be valid or enforceable or may not be sufficient to protect the technology owned by or licensed to us or provide us with a competitive advantage. Any patent or other intellectual property rights that we own or obtain may be circumvented, challenged or invalidated by our competitors. Others may have patents that relate to our business or technology and that may prevent us from marketing our product candidates unless we are able to obtain a license to those patents. In addition, litigation or other proceedings may be necessary to defend against claims of infringement, to enforce patents, to protect our other intellectual property rights, to determine the scope and validity of the proprietary rights of third parties or to defend ourselves in patent or other intellectual property right suits brought by third parties. We could incur substantial costs in such litigation or other proceedings. An adverse outcome in any such litigation or proceeding could subject us to significant liability.

With respect to proprietary information that is not patentable, and for inventions for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. While we require all employees, consultants and potential business partners to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

Item 5.  Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

3.                                       Please confirm that in future filings you will include the Stock Performance Graph required by Item 201(e) of Regulation S-K.

Response:

The stock performance graph required by Item 201(e) of Regulation S-K is included on page 95 of the Company’s 2009 Annual Report to Stockholders. The Company’s understanding is that, pursuant to Instruction 7 to Item 201(e) of Regulation S-K and Question 106.10 of the Staff’s Compliance and Disclosure Interpretations of Regulation S-K, the stock performance graph does not need to be included in any filings other than an annual report to security holders required by Exchange Act Rule 14a-3 or Exchange Act Rule 14c-3 that precedes or accompanies a registrant’s proxy or information statement relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting). The Company’s 2009 Annual Report to Stockholders accompanied the Company’s proxy statement for its annual meeting, at which directors were elected. Copies of the Company’s 2009 Annual Report to Stockholders were submitted to the Commission on April 15, 2010.

Schedule 14A

4.                                       We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

In connection with the preparation of the 2009 Form 10-K and proxy statement for the Company’s 2010 Annual Meeting of Stockholders, the Company reviewed its compensation policies and practices for its employees and concluded that risks arising from those policies and practices are not reasonably likely to have a material adverse effect on the Company. Accordingly, the Company concluded that disclosure in response to Item 402(s) of Regulation S-K was not necessary.

In making this determination, as part of its annual executive compensation process, the Compensation Committee of the Company’s Board of Directors, in consultation with the Company’s executive management, reviews and considers whether any risks are reasonably likely to arise out of the Company’s employee compensation policies and practices and the likelihood that any such risks could have a material adverse effect on the Company. As part of this process, the Company reviews and establishes a compensation mix of fixed salary and incentive based compensation designed to motivate achievement of strategic corporate objectives and long-term corporate performance, and discourage risks that could have a material adverse effect on the Company. For example, the multi-year vesting of equity awards serves to align employee long-term incentive compensation with long-term corporate performance and stockholder value. Individual awards under the Company’s annual cash incentive compensation plan for the Company’s executive officers are primarily based on achievement of corporate objectives approved by the Board of Directors, and awards under that plan for the Company’s other employees are based in part on achievement of the corporate objectives and in part on the achievement of individual objectives established by management.  The payouts under the incentive compensation plan are capped, with the 2009 plan providing for a potential maximum payout to executive officers ranging from 87.5% to 131% of base salary.  The structural components of employees’ incentive compensation, including the increased emphasis on the achievement of corporate objectives for employees with greater levels of authority, the setting of payout targets with actual payouts based primarily on an achievement scale, and the individual performance evaluation process are designed to lessen risks that could potentially have a material adverse effect on the Company. While setting the objectives and target payouts under the incentive compensation plan, which are not guaranteed and subject to the discretion of the Compensation Committee, in the case of the Company’s executive officers, and the Company’s executive management, in the case of the Company’s other employees, the Company, the Compensation Committee and the Board of Directors consider the risks that might reasonably be likely to result from the specific objectives and targets, other than those risks inherent in and directly related to the risk profile of a biotechnology company at the Company’s stage of development. As a result of this review and process, the Company concluded that risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

*            *            *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (302) 498-6700.

Sincerely yours,

/s/ Patricia A. Schreck
Patricia A. Schreck
Executive Vice President and
General Counsel

cc:                                 David C. Hastings, Incyte Corporation

Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP